Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
On May 12, 2008, the following letter from Roland Smith was distributed to all Wendy’s employees and franchisees and posted on Wendy’s internal portal.
A Message from Roland Smith
May 9, 2008
Note. On April 24, 2008, Wendy’s International and Triarc announced the signing of a definitive agreement to merge. Triarc announced that Roland Smith will become Wendy’s CEO following completion of the merger agreement. We asked Roland to send a message to the Wendy’s system.
Thank you all for taking the time to read this message. Kerrii Anderson has been great over the past couple of weeks, allowing me access to the rich history of Wendy’s and to many of the people in the company. I’ve had the opportunity to speak with the officers of the company and share some of the same thoughts I’ll share with you.
Probably the number-one question that you have asked yourself since the merger agreement was announced is why are we merging with Triarc? I think that has been well laid out in the public announcement.
After a period of about a year, the Special Committee of the Wendy’s Board took a look at all the options for the Wendy’s Brand and decided that a merger with Triarc was in the best interests of all stakeholders.
What is very exciting, and I think you probably already figured this out, is that when this merger closes, we will be the third largest quick service company in the U.S. We will have over $12 billion in combined systemwide sales and 10,000 restaurants across the two systems, and ladies and gentlemen, size in today’s economy is an important factor for success. What I hope we can do is take all of the benefits of that size and use it to our benefit, but never lose what we have at both brands — almost 40 years of rich history and traditions of quality. At Arby’s, we have a tradition of quality just like you do at Wendy’s. We have similar values although expressed in different words. Just like the Wendy’s family, we have a set of values we talk about on a regular basis.
If you have an opportunity to visit our headquarters, you would see our values displayed on the walls like you see them around the Wendy’s headquarters. We also talk about them on a regular basis. They are values like dream big, work hard, get it done, play fair, have fun, and make a difference. Different words than are on the flags hanging at the Wendy’s headquarters, but really they mean the same thing from the standpoint of what you do day-in and day-out to make sure that your brand is brought to the consumer in the way that you need it to be brought.
Our goal is to make sure that we can take two very great brands and merge some of the cultures that make sense to merge, and keep different those things that don’t make sense to merge.
What will stay different are the two independent brands. Each brand will be run independently by its own CEO. Each will be totally focused on what is necessary for that particular brand to succeed in the marketplace.
As I have had a chance to talk to Kerrii and many others at Wendy’s over the last couple of weeks, I keep hearing the word family and that is a virtue. I think Wendy’s considers itself a family. It’s interesting that as I joined Arby’s in 1994 and rejoined in 2006, we also talked about the concept of family.
I’d say that you are probably thinking about this merger in the following way — if I may use a simple analogy. Maybe in your family you have a daughter and your daughter has decided she is getting married to a stranger. You are thinking, will we like him? Can we trust him? What if he is going to change some things? Is it going to work? I’m sure that many of those same thoughts are the thoughts you have had over the last couple of weeks and will continue to have over the next couple of months as we bring this merger to fruition.
What I would like to do from the outset is to start the dialogue of communication with you and start to answer some of those questions. Probably your biggest concern is what does this mean for me?
Well, we’re all human. It’s important for us to understand how we fit into an organization. I want to talk a little bit about that, as much as I can at this time. First of all, we do not have all the answers. What I’d like to do is to share with you what I do know and tell you what I don’t know.
First of all, as you have probably heard, I have been given the huge honor and privilege of being the next CEO of Wendy’s. I really do consider it a privilege. Leadership is a privilege. I will be making a new home with my wife in the Columbus, Ohio area.
The headquarters for the Wendy’s brand is today, and will be in the future, in the Columbus, Ohio area. That is something that is provided for in the merger agreement, so it’s not something I’m maybe telling you just to make you feel comfortable. Let me tell you a few things about me that you won’t see in my resume. Or maybe you have already Googled me. I’m not sure what it says these days. I hope it’s not too unkind.
I grew up moving around the country. My dad is a retired Air Force Sergeant. I was born in Germany and moved to four or five states as I grew up. He retired for the first time in Annapolis, Maryland where I went to high school. My first job was walking about a mile from my house to work at my local McDonald’s. I had a great first job of cleaning the washrooms and got promoted to French fries. You know how that works, because you’re in the restaurant business.
About three years later, I went off to college, but before I went off to college, my mom, who had not worked outside of the home, came to me and said, “I think I would like to take a job at McDonald’s.” I said to my mom, “Mom, you’ve got to be kidding me; that’s the hardest job I ever had in my life. I will never work in the fast-food business again.” Be careful what you say.
Ultimately, she did take the job at McDonald’s. She worked there for 15 years and retired from McDonald’s. So, we have a little fast food in our blood in our family. I have been married to my wife for 29 years. She is a saint and has moved with me 22 times. I am so fortunate that sometime in the not too distant future she will send me an email or leave me a note that tells me what address I should take my car to in the Columbus area and that’s when I’ll find out where I will hang my hat for a while. I have two boys, 20 and 23 that are both off finalizing their education, so moving is very easy for us, from that standpoint. My youngest son was born just down the street from Columbus, in Cincinnati, when I was at Proctor & Gamble, so Ohio is not a foreign place to me. In fact, when I left the military and joined P&G, I was a pilot for a number of years. I couldn’t get flying out of my blood, so I flew for the Ohio National Guard at Rickenbacker not far from Wendy’s headquarters. So, I know my way around this area a little bit.
If you just take one thing away from who I am, it’s the following: The basis for everything I do is a set of values that I talk about on a regular basis and I will talk about with you on a regular basis. They’re a set of simple values. I wear them around my wrist on a green band to remind myself how important they are and how important it is that I display these to the people that I have the privilege of working with on a daily basis.
What I care about starts with integrity. It’s not different from what you guys have talked about for a long time. Integrity is saying what you do and doing what you say. It is telling the whole truth, even when you could have told the half truths and gotten it done.

It’s the tough, tough job of saying “No” when you mean “No”; instead of saying “Maybe” when you mean “No”.
How many times in your career have you asked someone a question about something you would like to have happen and the answer was something like this, “yeah, that is a pretty good idea, we’ll look right into it.” Right? Gives you a perception that maybe it can happen. It’s easy for that person to say “Maybe” because they don’t have to use that tough word “No.” But it ends up setting an expectation that ends up frustrating you. Integrity is an incredibly important concept of forming trust, and trust is the basis, as you know, for all relationships.
The second behavior or value is accountability. Take responsibility for your actions and the actions of your team. If you are a leader in this company, you probably get too much credit when things go well and too much blame when things don’t. But that’s the mantel of leadership.
The most important part of accountability, in my mind, is being willing to say three simple things when something bad happens: “I made a mistake. I’m sorry. I will get it fixed.” When you say that, all the discussion about what happened and why it happened ends. And, you spend your time talking about what needs to be talked about, which is how are we going to fix this going forward. Making mistakes is not a bad thing. If you’re not making mistakes, you’re not learning.
Innovation is the third behavior I would like to talk about. I just came from your culinary innovation center, so I know it’s part of your history and your culture. Companies must consistently innovate or they will go out of business. Examples of companies who forgot to innovate and lost their way are all over the marketplace.
We must innovate every day. I’m not just talking about revolutionary innovation, things that are hugely changing dynamics in your business. I’m talking about simple things like an evolutionary innovation. Here is what I would like you to think about over the next weeks and months -— if you committed to get a little bit better once a week in what you do, times the tens of thousands of people in the Wendy’s brand, how much better would we be as a company? Huge. Just get a little bit better each day. This idea brings to mind the concept of coasting. If you’re not getting a little better, you’re coasting, and you can only coast in one direction, down hill. If you can figure out how to get something to coast uphill, talk to me right away, and we’ll both make a little money. If you’re coasting, by definition you’re not innovating. You’re heading down hill. You’re starting to fail and you might not even know it.

The fourth value is teamwork. I used to ask over the past ten or 15 years a question in interviews that sounded like this: Are you a team player? I never got anyone to say “No.”
Everyone thinks they’re a team player. Unfortunately, we sometimes misunderstand teamwork with being a coach. Many of you are probably coaches; maybe you coach a Little League baseball team or soccer team. We need coaches. But, coaches are useless without a team. Teamwork is really displayed when you are willing to subordinate your needs for the benefit of the team. That is teamwork. We’ll ask you to do that every now and then. If you will do it, the team will ultimately win in the end.
The last concept is one that you talk about and I have read about here at Wendy’s — it’s all over your company’s literature — it’s the concept of respect. Everybody deserves to be treated with respect. It’s the simplest of all of these values, because you probably learned it sometime early in your life, no matter what background or religion you came from, you probably learned a simple rule that probably was called the “golden rule.”
Treat others the way you want to be treated. If we did that every day, people would be treated respectfully. There would be no yelling, screaming, demoralizing, or intimidating things in the workplace. But it still happens, and it’s not acceptable. That’s not something we will take going forward and I don’t think it’s part of your culture today.
Those are the values that I am all about. If you only remember one thing from this message, I hope you remember those, because that’s what you can expect from me going forward, and that’s what I will expect from you. If we use these values to filter every decision, we will never do something the wrong way. Or in Dave’s words, “we’ll never cut corners.” If you use these values as a filter and a decision is consistent with them, you then figure out whether it works from a business perspective. If the decision is not consistent with the values I just described, then I can tell you that it’s not the right decision, regardless of what it may seem to accomplish in the short term.
Speaking of integrity, let me make you a pledge and one that I am very comfortable we will be able to keep as we go through this process. We will never lie to you. If we know what is going on, we’ll tell you. If we don’t know what’s going on, we’ll tell you we don’t know. And if we know something but we can’t tell you for reasons of confidentiality, we’ll tell you that too, so at least you’ll know where you stand.
Let me talk about rumors for just a second. Rumors, I think, over the next couple of months are going to be our common enemy. Because they’re almost always false, they cause a ton of anguish...and they get worse as you pass them along, because as we all know, a vacuum is often filled with the fears of the worst possible scenario. So, as you hear a rumor, give us a chance to give you the answer. It could be right but it's likely wrong or incomplete. So, before you start to be anguished over something that may be wrong, give us a chance to talk to you about it.
Now, this might be the toughest thing that I tell you. But, you know what, if I am to be consistent with the values I’ve just talked about and if I’m going to keep this commitment to you, I think I have to say this: There will be job cuts at Wendy’s. I don’t know how to put it any other way and say that I am acting with integrity. We will continue to be truthful with you about these as they come up and as we look at the plan for organizing our company as we go forward.
I want to spend some time and meet with your functional leaders and talk about what we think we need to do together to be successful. I can tell you that one thing that typically happens when companies start the process of a turnaround, they start to do too many things. You can’t do too many things well at the same time. So, what I will try to help your senior leaders and you do is pick the key priorities that allow us to be successful and stop doing all the things that aren’t going to add to success over the next year or two. By the way, if we stopped doing some of those things that aren’t absolutely necessary, we won’t have to spend money and energy on them. We can spend it on something else.
We need to be an efficient and lean company. I don’t think this is the first time you’ve heard this. In today’s marketplace, that’s an incredibly important part of being successful. We’ll look at ways where we can be lean without losing muscle and without losing capabilities. We have no interest in tearing down this brand. We only have interests in helping this brand get back to the rich quality tradition and heritage that it has always had. As we go through this, I commit to you that we will treat you with honesty and fairness. Ultimately, I think the benefit will be more opportunity for everyone.
Which leads me to something else that I want you to understand and take as your guidance over the next couple of months. Please do your jobs as well as you can. If for no other reason, then because we’re a real “Pay for Performance” culture and the people who perform the best will have the most opportunity in the company going forward. We are not changing your benefits. That is a question I think a lot of people have been asking. Your benefits will stay the same through 2008, and then quite honestly, we’re going to try to do what I hope we can do with the combination of two large organizations. We are going to look at the benefits of Triarc and look at the benefits of Wendy’s, and the best idea is going to win.

That is the second thing I hope you take away from this message. The best idea wins, regardless of where it comes from. And, hopefully, by doing this we can get a combination of these two companies and ultimately have a better benefits program than what we started out with when we were beginning the process.
Next steps, what happens? The first thing that happens is our companies file a joint proxy statement. That’s basically a lot of very detailed financial and other information about our two companies and the merger that will go to each company’s shareholders for them to consider. It will take some time to complete this process. Ultimately, the shareholders of each company will vote. If both groups of shareholders approve, and the other conditions to the merger are satisfied, the merger will be consummated and we will move forward as the third largest QSR in the U.S., which is pretty exciting. When will that happen? While we are not entirely sure, we think it is likely to occur sometime in the second half of this year.
Lastly, what do I need from you? A couple of things. First of all, and you have heard this already from Kerrii, please stay focused on your jobs. What we’re really all about and what I know you have been all about is serving customers in our restaurants. I will tell you and I’m sure you have heard it before, the most important person in our organization is the general manager that runs the store. They talk to our customers every day. They relay the brand image out there every day. They are putting money in the cash register every day. Most of us just spend it, which is okay, because they need support. But if you’re not serving our customer, clearly, you need to be serving someone who does serve our customers. You all know what your jobs are. You’re all very good at them so as much as you can, stay focused on getting your jobs done well.
Number two. Give us a chance. Just an honest chance. I know people are calling you. I know recruiters are probably having a heyday out there, trying to take advantage of uncertainty.
Give it a chance. We’re working on some type of a retention plan. I will do my best to support it to give you a sense of comfort over a period of time that you’ll be taken care of. I think you will see as this unfolds that this is going to be a great opportunity for people in both brands to have a very successful and exciting career with a great company.
And then lastly, and this is the third thing I ask you to remember from my comments. Please don’t get cynical. I know it’s hard. But cynicism is like a disease. Unfortunately, it’s like a very communicable disease because when a couple of people get it, it spreads like crazy. Cynicism is the concept of finding everything wrong without offering a single solution. I cannot remember a single team that was cynical and that ever won at anything. It just can’t happen.

Skepticism? Absolutely, I expect a lot of healthy skepticism. But keep an open mind; don’t let it get to cynicism. You will clearly do yourself a favor and clearly do Wendy’s a favor if you stay focused on your jobs.
I look forward to working with all of you. You have to know how excited we are and what a privilege it is for me to address you today and at some point in the future step into the role of providing you leadership.
Thanks very much.
Forward-Looking Statements
Statements herein regarding the proposed transaction between Triarc Companies, Inc. (“Triarc”) and Wendy’s International, Inc. (“Wendy’s”), future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations constitute forward looking statements.
These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things: (1) changes in the quick service restaurant industry; (2) prevailing economic, market and business conditions affecting Triarc and Wendy’s; (3) conditions beyond Triarc’s or Wendy’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting Triarc’s and/or Wendy’s customers or food supplies or acts of war or terrorism; (4) changes in the interest rate environment; (5) changes in debt, equity and securities markets; (6) changes in the liquidity of markets in which Triarc or Wendy’s participates; (7) the availability of suitable locations and terms for the sites designated for development; (8) cost and availability of capital; (9) adoption of new, or changes in, accounting policies and practices; and (10) other factors discussed from time to time in Triarc’s and Wendy’s news releases, public statements and/or filings with the Securities and Exchange Commission (the “SEC”), especially the “Risk Factors” sections of Triarc’s and Wendy’s Annual and Quarterly Reports on Forms 10-K and 10-Q, which are available at the SEC’s website at http://www.sec.gov. Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions. Triarc and Wendy’s caution that the foregoing list of factors is not exclusive.
Although we believe that the assumptions underlying the projected results and other forward-looking statements are reasonable as of the date hereof, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or other forward-looking statements included in this presentation will prove to be accurate and the variations could be material. In light of the significant uncertainties inherent in such projected results and other forward-looking statements included herein, the inclusion of such information should not be regarded as a representation of future results or that the objectives and plans expressed or implied by such forward-looking statements will be achieved. None of Triarc, Wendy’s or any of their affiliates or representatives warrants or guarantees any such forward-looking statements in any way. We do not undertake and specifically decline any obligation to disclose the results of any revision that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. The information contained in this presentation relating to Wendy’s or Triarc has been derived from publicly available information and from information provided by such party and its representatives, and has not been independently verified by the other party and no warranty is made by such other party that such information is accurate.
Additional Information About the Merger and Where to Find It
In connection with the proposed merger, Triarc will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Triarc and Wendy’s and that also constitutes a prospectus of Triarc. Triarc and Wendy’s each will mail the proxy statement/prospectus to its stockholders. Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports”. You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investor” and then under the heading “SEC Filings.”
Additional Information About the Merger and Where to Find It
Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Triarc’s executive officers and directors in Amendment No. 2 to its Annual Report on Form 10-K, filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 28, 2008. You can obtain free copies of these documents from Triarc and Wendy’s using the internet contact information above.

9